                                                                    EXHIBIT 99.2

                   ANNUAL GENERAL MEETINGS OF SHAREHOLDERS OF

                          SHAMIR OPTICAL INDUSTRY LTD.

                                  JULY 29, 2009

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.

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        THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE
                             PROPOSALS LISTED BELOW.

   PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
                YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
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                                                                   ANNUAL GENERAL MEETING
                                                                                                                        FOR   AGAINST ABSTAIN

                                                  1.   Ratification of the re-appointment of Kost, Forer, Gabbay &      [_]     [_]     [_]
                                                       Kasierer, independent public accountants and a member of
                                                       Ernst & Young Global, as the Company's independent auditors for fiscal year 2009 and the period ending at the close of the next annual general meeting;

                                                  2.   Re-election of Mr. Uri Tzur as a Class C Director of the         [_]     [_]     [_]
                                                       Company to hold office until the close of the third
                                                       succeeding annual general meeting to be held in 2012; and

                                                  3.   Approval of the Company's purchase of an insurance policy        [_]     [_]     [_]
                                                       of directors' and officers' liability.

                                                  In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General
                                                  Meeting of Shareholders.

To change the address on your account, please [_] THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER
check the box at right and indicate your new      DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION
address in the address space above. Please        IS MADE, THE PROXY WILL BE VOTED FOR EACH OF THE PROPOSALS. SHOULD
note that changes to the registered name(s)       ANY OTHER MATTER REQUIRING A VOTE OF THE SHAREHOLDERS ARISE, THE
on the account may not be submitted via this      PROXIES NAMED ABOVE ARE AUTHORIZED TO VOTE IN ACCORDANCE WITH THEIR
method.                                           BEST JUDGMENT IN THE INTEREST OF THE COMPANY.

                                                  PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE
                                                  ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN
                                                  A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CAN NOT BE VOTED.

Signature of Shareholder ______________  Date: _______  Signature of Shareholder ______________  Date: _______

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. authorized person.

                          SHAMIR OPTICAL INDUSTRY LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Shamir Optical Industry Ltd. (the "Company"), do hereby nominate, constitute and appoint Mr. David Bar-Yosef and Mr. Yagen
Moshe, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of June 24, 2009, at the Annual General Meeting of Shareholders to be held on July 29, 2009 (or as otherwise adjourned).

By my signature, I herby revoke any and all proxies previously given.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)